Exhibit 99.1

November 12, 2015

Noble Roman’s, Inc.

1 Virginia Avenue

Suite 300

Indianapolis, IN 46204

Attn: Board of Directors

To the Board of Directors:

As you know, Privet Fund Management LLC (together with its affiliates, “Privet” or “we”) currently owns in excess of 14% of the outstanding shares of Noble Roman’s, Inc. (OTC:NROM) (“Noble Roman’s” or the “Company”), making us the Company’s largest outside shareholder.1 Since investing in Noble Roman’s, we have regularly engaged in detailed discussions with multiple constituents associated with management and the Board. Central to these discussions have been opportunities for the Company to create sustainable shareholder value through specific operational improvements, capital structure optimization, governance enhancements and increased awareness among the investor community (among others). To date, virtually all of these recommendations have been ignored. There have only been token half-measures and a few incremental hires to oversee a woefully underdeveloped franchise and distribution operation that we believe possesses enormous potential if properly managed.

The most recent quarterly results continue to prove that accountability is sorely lacking throughout the upper ranks of the Company. Just three months ago (and halfway through the third quarter) shareholders were told that total revenue would grow by more than 21% over 2014. Now it appears that revenue growth will be less than 10%, after recent performance has caused a drastic reduction in expectations across all three business segments. Putting aside the inexplicable failure to achieve even short-term forecasts, 10% growth is unacceptable given the size of the Company’s addressable markets compared to its modest revenue base. While, anecdotally, the Company is now in more distribution centers and (according to management) positioned for future growth, the tangible financial results simply are not satisfactory and have not been for some time.

It is clear to us that current leadership has not been acting with the necessary sense of urgency for Company shareholders to realize an appropriate return on this public market investment.2 Specifically, we believe the Company’s attempt to build a standalone take-n-bake restaurant footprint has languished due to management “learning on the go.” Shareholders deserve experienced operators capable of executing a well-conceived business strategy rather than being forced to subsidize unnecessary management missteps and delays. We also believe a well-informed, independent Board of Directors would have come to this conclusion long ago. Unfortunately, the Board of Noble Roman’s is not independent, currently having more affiliated directors than independent ones, and is hardly qualified to craft and oversee an operating plan, as no current director has ever served on the Board of any other food company.3 Further adding to the mentality of complacency over results, the Board’s five directors are inexplicably divided into three classes.

1 Based on publicly available information and conversations with Company management.

2 We highlight “public market” to note that despite management’s 30+ year involvement, Noble Roman’s is a public company owned by its shareholders.

3 Based on the Company’s proxy statement and other publicly available information.

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Other stark, objective failings that have been overseen by this Board and management team will be presented in due course. For now, in the interest of brevity, let us make the purpose of this note clear- our patience with Company leadership has run out. We believe the value of the Company’s assets to be significantly higher than the current market value, a divergence we believe to be directly correlated to the aforementioned operational and governance shortcomings. It is our belief that there would be significant third party interest in acquiring the Company that would deliver a meaningful premium price to shareholders above anything the Company’s current plan could achieve. Rather than continuing to sit in your echo chamber, believing that the status quo “wait and hope” plan will ultimately pay off, the fact that the current stock price is below the 1982 IPO price should tell you otherwise. Our independent analysis of the Company and its prospects under various scenarios comes to a very clear conclusion—absent a dramatic change in leadership, beginning with the Board, the immediate retention of an unaffiliated investment bank is the only viable path to certain shareholder value creation.

We remain willing to offer our assistance in the creation of a value-maximizing outcome. We urge you to fulfill your fiduciary duties and not summarily dismiss the wishes of your largest outside shareholder—speaking not just on behalf of ourselves but for many other shareholders who have voiced similar thoughts and frustrations both publicly and to us privately. It is time for the Board to take drastic action. If not now, when?

Best Regards,

Ryan Levenson and Ben Rosenzweig

Privet Fund Management LLC

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305